April 16, 2020

Frank Cotroneo
Chief Financial Officer
Aspen Group, Inc.
276 Fifth Avenue, Suite 505
New York, New York 10001

       Re: Aspen Group, Inc.
           Form 10-K for the Fiscal Year Ended April 30, 2019
           Filed July 9. 2019
           File No. 1-38175

Dear Mr. Cotroneo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services